UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Brainstorm Cell Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.00005 par value

(Title of Class of Securities)

10501E 201

(CUSIP Number)

March 17, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10501E 201

1.	Names of Reporting Persons Kevin D. Ness
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,660,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,660,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,660,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.98% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 3,200,000 shares of common stock held directly by the Reporting Person and the Reporting Person’s spouse, (ii) 160,000 shares of common stock held by the Ness Family Foundation, over which the Reporting Person and his spouse share voting and dispositive power, and (iii) 300,000 shares of common stock held by 1489 and 100 Vail Road Mortgage, an entity over which the Reporting Person and his spouse share voting and dispositive power.

(2)	Percentage of class is calculated based on 36,675,251 shares of common stock outstanding as of March 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 30, 2023.

CUSIP No. 10501E 201

Item 1.
	(a)	Name of Issuer
Brainstorm Cell Therapeutics Inc.
	(b)	Address of Issuer's Principal Executive Offices
1325 Avenue of Americas, 28th Floor, New York, NY 10019

Item 2.
	(a)	Name of Persons Filing
Kevin D. Ness (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence
The principal business address for the Reporting Person is: 2121 N. California Blvd., Suite 610 Walnut Creek, CA 94596
	(c)	Citizenship
The Reporting Person is a citizen of Canada.
	(d)	Title of Class of Securities
Common Stock, $0.00005 par value
	(e)	CUSIP No.
10501E 201
Item 3.		If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,660,000 shares of Common Stock

(b)	Percent of class: 9.98%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 3,660,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 3,660,000 shares

CUSIP No. 10501E 201

The securities reported above consist of (i) 3,200,000 shares of common stock held directly by the Reporting Person and the Reporting Person’s spouse, (ii) 160,000 shares of common stock held by the Ness Family Foundation, over which the Reporting Person and his spouse share voting and dispositive power, and (iii) 300,000 shares of common stock held by 1489 and 100 Vail Road Mortgage, an entity over which the Reporting Person and his spouse share voting and dispositive power. On March 17, 2023, the Reporting Person transferred an aggregate of 100,000 shares of common stock held directly by the Reporting Person and his spouse to two irrevocable trusts over which neither the Reporting Person nor his spouse have voting or dispositive power or are beneficiaries. The reported beneficial ownership percentage is calculated based on 36,675,251 shares of common stock outstanding as of March 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 30, 2023.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2023

Kevin D. Ness

By:	/s/ Kevin D. Ness
Name: Kevin D. Ness

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